ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 23, 2020	Renee E. Laws T + 617-235-4975 Renee.Laws@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sonny Oh, Esq.

Re:	Brighthouse Funds Trust I (the “Registrant”)

(File Nos. 333-48456 and 811-10183)

Dear Mr. Oh:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) received by telephone on March 24, 2020 in connection with Post-Effective Amendment No. 92 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) for Loomis Sayles Growth Portfolio (the “Portfolio”), a series of the Registrant, which was filed with the Commission on February 7, 2020 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended. For your convenience, the Staff’s comments are summarized below, and each is followed by the Registrant’s response. Corresponding changes will be reflected in the next post-effective amendment to the Registration Statement where applicable. Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statement.

General Comment

1.	Comment: Please respond to all comments in writing and file the correspondence via EDGAR with the Commission at least several business days prior to the effective date of the Registration Statement.

Response: The Registrant has complied with this comment.

Prospectus

2.

Comment: Please update all blank and bracketed information in the “Annual Portfolio Operating Expenses” table in the “Portfolio Summary—Fees and Expenses of the Portfolio” section of the Prospectus and throughout the Registration Statement. Please also supplementally provide a copy of the completed table.

Response: The Registrant has updated all blank and bracketed information in the Registration Statement, including in the “Annual Portfolio Operating Expenses” table. The Portfolio’s completed table is below.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class E
Management Fee	0.57%	0.57%	0.57%
Distribution and/or Service (12b-1) Fees	None	0.25%	0.15%
Other Expenses	0.02%	0.02%	0.02%

Total Annual Portfolio Operating Expenses	0.59%	0.84%	0.74%
Fee Waiver*	(0.02%)	(0.02%)	(0.02%)

Net Operating Expenses	0.57%	0.82%	0.72%

* Brighthouse Investment Advisers, LLC has contractually agreed, for the period April 30, 2020 through April 30, 2021, to reduce the Management Fee for each class of the Portfolio. This arrangement may be modified or discontinued prior to April 30, 2021, only with the approval of the Board of Trustees of the Portfolio.

3.

Comment: In the footnote to the Portfolio’s “Annual Portfolio Operating Expenses” table that describes the fee waiver arrangement, please disclose the amount at which the Portfolio’s Management Fee will be capped.

Response: The Registrant notes that Instruction 3(e) to Item 3 of Form N-1A permits disclosure of expense reimbursement or fee waiver arrangements that will reduce a Portfolio’s operating expenses for at least one year from the effective date of the Registration Statement and specifies that this disclosure should reflect the period for which the arrangement is expected to continue, including the termination date, and a brief description of who can terminate the arrangement and under what circumstances. The Registrant further notes that, in response to a Staff comment made on March 26, 2018, disclosure of the amount of the Portfolio’s Management Fee after the fee waiver is applied appears under the caption “Additional Information about Management—Contractual Fee Waiver.” The Registrant submits that this presentation of information is consistent with the requirements of Form N-1A and, therefore, respectfully declines to revise the disclosure.

4.	Comment: With respect to the Portfolio’s fee waiver arrangement, please confirm whether recoupment is permitted and, if so, provide additional detail regarding such recoupment arrangement.

Response: The Registrant confirms that the Portfolio’s fee waiver arrangement does not permit recoupment by the Adviser.

5.

Comment: The first paragraph of the “Portfolio Summary—Principal Investment Strategies” section states that the Portfolio may invest in warrants. Please revise the disclosure in the “Portfolio Summary—Principal Risks” section as necessary to disclose the risks of investing in warrants.

Response: The Registrant notes that the requirement in Item 4(b) of Form N-1A is to summarize the principal risks of the Portfolio “as a whole,” rather than the risks of particular investments. The Registrant respectfully submits that the risks associated with investments in warrants are addressed in the “Market Risk” sub-sections under the “Portfolio Summary—Principal Risks” and “Principal Risks of Investing in the Portfolio” sections, which discuss the risks of investments in equity securities generally.

6.

Comment: The last paragraph of the “Portfolio Summary—Principal Investment Strategies” section states the Portfolio “may also invest up to 20% of its assets in foreign securities, including depositary receipts and emerging market securities.” Please revise the disclosure in the “Portfolio Summary—Principal Risks” section as necessary to disclose the risks of investing in depositary receipts.

Response: The Registrant respectfully notes that the section “Portfolio Summary—Principal Risks—Foreign Investment Risk” describes the risks associated with foreign investments, including both direct and indirect investments, such as depositary receipts. The Registrant further notes that depositary receipts are explicitly discussed under “Principal Risks of Investing in the Portfolio—Foreign Investment Risk.”

7.

Comment: In light of the reference to “emerging market securities” in the “Portfolio Summary—Principal Investment Strategies” section, please disclose how the Portfolio determines what constitutes an “emerging market security.”

Response: The Registrant has added the following disclosure to the Statement of Additional Information (“SAI”) under the “Investment Policies” section with respect to the Portfolio: “An emerging market security is a security issued by an issuer that is located in, the securities of which are traded in, or is tied economically to, any country determined by the Portfolio’s subadviser to have an emerging market economy, considering factors such as the country’s credit rating, its political and economic stability and the development of its financial and capital markets. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe.”

8.

Comment: The “Portfolio Summary—Principal Risks—Market Risk” section includes the following sentence: “Significant disruptions to the financial markets could adversely affect the liquidity and volatility of securities held by the Portfolio.” We note that significant market events stemming from the coronavirus have occurred since the Registration Statement was filed. Please consider whether the Portfolio’s disclosures, including its risk disclosures, should be revised based on how these events are affecting the markets. If the Portfolio believes no additional disclosures are warranted, please explain supplementally why not.

Response: The Registrant respectfully submits that its existing disclosures, particularly in the “Market Risk” sub-sections under the “Portfolio Summary—Principal Risks” and “Principal Risks of Investing in the Portfolio” sections, adequately address the risks of the market events that have stemmed from the coronavirus. Nevertheless, in response to the Staff’s comment, the Registrant has enhanced its disclosures under the “Portfolio Summary—Principal Risks” and “Principal Risks of Investing in the Portfolio” sections of the Prospectus and the “Investment Strategies and Risks—Recent Events” and “Investment Strategies and Risks—Terrorism, War, Natural Disaster and Epidemic Risk” sections of the SAI as shown (in relevant part) below.

Prospectus: Portfolio Summary—Principal Risks (changes to existing disclosure marked)

Market Risk. The Portfolio’s share price can fall because of, among other things, a decline in the market as a whole, deterioration in the prospects for a particular industry or company, ~~or~~ changes in general economic conditions, such as prevailing interest rates or investor sentiment, or other factors including terrorism, war, natural disasters and the spread of infectious illness including epidemics or pandemics such as the recent COVID-19 outbreak. Significant disruptions to the financial markets could adversely affect the liquidity and volatility of securities held by the Portfolio.

Prospectus: Principal Risks of Investing in the Portfolio (changes to existing disclosure marked)

Market Risk

The Portfolio’s share price can fall because of, among other things, weakness in the broad market, a particular industry or specific holding, ~~or~~ changes in general economic conditions, such as prevailing interest rates or investor sentiment, or other factors including terrorism, war, natural disasters and the spread of infectious illness including epidemics or pandemics such as the recent COVID-19 outbreak. The market as a whole can decline for many reasons, including disappointing corporate earnings, adverse political or economic developments here or abroad, changes in investor psychology, or heavy institutional selling. The value of a particular investment may fall as a result of factors directly relating to the company that issued the investment, such as decisions made by its management or lower demand for the company’s products or services. A security’s value may also fall because of factors affecting not just the company but also companies in the same industry or in a number of different industries such as increases in production costs. In addition, an assessment by the Portfolio’s Subadviser of particular companies may prove incorrect, resulting in losses or poor performance by those holdings, even in a rising market. The Portfolio could also miss attractive investment opportunities if its Subadviser underweights markets or industries where there are significant returns, and could lose value if the Subadviser overweights markets or industries where there are significant declines. Stocks and other equity securities are generally considered to be more volatile than fixed income securities, although under certain market conditions fixed income securities may have comparable or greater volatility.

SAI: Investment Strategies and Risks—Recent Events (new disclosure)

In addition, geopolitical and other risks, including environmental and public health risks, may add to instability in world economies and markets generally. The recent COVID-19 outbreak has resulted in travel restrictions and disruptions, closed borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, quarantines, event cancellations and restrictions, service cancellations or reductions, disruptions to business operations, supply chains and customer activity, lower consumer demand for goods and services, as well as general concern and uncertainty that has negatively affected the economic environment. The impact of this outbreak and any other epidemic or pandemic that may arise in the future could adversely affect the economies of many nations or the entire global economy, the financial performance of individual issuers, borrowers and sectors and the health of capital markets and other markets generally in potentially significant and unforeseen ways. This crisis or other public health crises may also exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty. The foregoing could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates and adverse effects on the values and liquidity of securities or other assets. Such impacts, which may vary across asset classes, may adversely affect the performance of a Portfolio’s investments, the Portfolio and your investment in the Portfolio.

SAI: Investment Strategies and Risks—Terrorism, War, Natural Disaster and Epidemic Risk (new disclosure)

Terrorism, war and related geopolitical events (and their aftermath) have led, and in the future may lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. Likewise, natural and environmental disasters, such as, for example, earthquakes, fires, floods, hurricanes, tsunamis and weather-related phenomena generally, as well as the spread of infectious illness including epidemics or pandemics such as the recent COVID-19 outbreak, can be highly disruptive to economies and markets, adversely affecting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Portfolios’ investments.

9.

Comment: In light of the references to foreign currencies in the Portfolio’s principal investment strategies and risks disclosure, please consider including a separate “Foreign Currency Risk” as a principal risk of the Portfolio.

Response: The Registrant notes that the Portfolio will not engage in foreign currency transactions as part of its principal investment strategy and has therefore removed the corresponding disclosure from the “Portfolio Summary—Principal Investment Strategies” section of the Prospectus.

10.	Comment: Please confirm that the Portfolio’s derivatives-related disclosures are consistent with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response: The Registrant believes that the Portfolio’s derivatives-related disclosures are consistent with the Staff’s position set forth in the ICI Letter.

11.	Comment: Please include both the month and year when disclosing how long the portfolio manager has managed the Portfolio.

Response: The Registrant believes that the Portfolio’s disclosure complies with the requirements of Item 5(b) of Form N-1A, which asks for the name, title and length of service of the person(s) primarily responsible for the day-to-day management of the Portfolio. The Registrant respectfully notes that the instructions to Item 5(b) do not require a Portfolio to specify the month in which a portfolio manager began managing the Portfolio. Accordingly, the Registrant respectfully declines to revise the disclosure.

12.	Comment: Please revise the tax disclosure in the “Portfolio Summary—Tax Information” section of the Prospectus to conform to the requirements of Item 7 of Form N-1A.

Response: The Registrant respectfully submits that the Portfolio’s disclosure complies with Item 7 of Form N-1A, which requires disclosure of certain tax information “as applicable.” Because shares of the Portfolio are only sold to separate accounts of insurance companies to fund Contracts, this section of the Portfolio’s Prospectus appropriately directs the Contract owner to see the prospectus for the relevant Contract for more information regarding the tax consequences of Contract ownership.

13.

Comment: In the last sentence of the second paragraph under the “Understanding the Trust—Additional Information” section of the Prospectus, please delete the qualifying clause “that may not be waived” or specify what rights may be waived.

Response: The Registrant believes that it is important to note that investors and others may have rights under federal or state securities laws that may not be waived. Accordingly, the Registrant respectfully declines to revise the above-referenced disclosure.

14.

Comment: The second paragraph in the section “Principal Risks of Investing in the Portfolio—Forward and Futures Contract Risk” refers to foreign currency forwards. Please also add appropriate disclosure regarding foreign currency futures.

Response: The Registrant notes that the Portfolio will not engage in foreign currency transactions as part of its principal investment strategy and has therefore removed the section “Principal Risks of Investing in the Portfolio—Forward and Futures Contract Risk” from the Prospectus.

15.	Comment: In the section “Additional Information About Management—the Adviser,” when disclosing the annual rate of compensation paid to the Adviser, please show the percentage of the Portfolio’s average daily net assets out to two decimal places, unless otherwise necessary.

Response: The Registrant respectfully submits that the presentation of the Adviser’s compensation is generally consistent with the approach to disclosing fee schedules elsewhere in the Registration Statement and is not inconsistent with the requirements of Form N-1A. Accordingly, the Registrant respectfully declines to revise the disclosure.

16.

Comment: In the section “Additional Information About Management—the Subadviser,” when disclosing the compensation paid by the Adviser to the Subadviser, please clarify that the percentage of the Portfolio’s average daily net assets that is shown reflects the annual fee rate.

Response: The Registrant respectfully submits that the Portfolio’s disclosure complies with Item 10 of Form N-1A, which requires disclosure of “the aggregate fee paid to the adviser for the most recent fiscal year as a percentage of average net assets,” and Instruction 1 to Item 10, which provides that if the Portfolio changed advisers during the fiscal year, the Portfolio must describe the compensation and the dates of service for each adviser. Accordingly, the Registrant respectfully declines to revise the disclosure.

SAI

17.

Comment: Please confirm supplementally that all applicable disclosure in the SAI is provided as of the most recent calendar or fiscal year, as required by Form N-1A, and that all applicable exhibits will be included in the Part C and filed with the Registration Statement.

Response: The Registrant confirms that all applicable disclosure in the SAI is provided as of the most recent calendar or fiscal year, as required by Form N-1A, and that all applicable exhibits will be included in the Part C and filed with the Registration Statement.

18.

Comment: The “Investment Strategies and Risks—Investment Practices—Other Investment Companies, including Exchange-Traded Funds” section previously included disclosure regarding the Commission’s proposed rule that would simplify the process of launching an ETF. Please update the disclosure in this section to reflect developments regarding Rule 6c-11 under the Investment Company Act of 1940 (“1940 Act”), as appropriate.

Response: The Registrant notes that Rule 6c-11 is designed to modernize the regulation of ETFs by establishing a framework for the vast majority of ETFs operating today. The Registrant further notes that although the Portfolio is permitted to invest in other investment companies, including ETFs, as described in the SAI, the Portfolio itself is not an ETF. The Registrant therefore believes that adding disclosure regarding Rule 6c-11 is neither necessary nor appropriate for the Portfolio at this time.

19.

Comment: The “Investment Strategies and Risks—Investment Practices—Other Investment Companies, including Exchange-Traded Funds” section includes disclosure regarding the Commission’s proposed Rule 12d1-4 under the 1940 Act. Please update the disclosure in this section to reflect developments regarding Rule 12d1-4, as appropriate.

Response: The Registrant has considered the above-referenced disclosure and respectfully submits that the Portfolio’s existing disclosure is appropriate and that there are no further developments regarding proposed Rule 12d1-4 that need to be reflected at this time.

20.

Comment: Please consider whether the Portfolio’s disclosures in the “Investment Strategies and Risks—Investment Practices—Recent Events” section should be updated to reflect recent market events stemming from the coronavirus.

Response: As noted in response to comment #8 above, the Registrant respectfully submits that its existing disclosures adequately address the risks of the market events that have stemmed from the coronavirus. Nevertheless, in response to the Staff’s comment, the Registrant has enhanced its disclosures under the “Portfolio Summary—Principal Risks” and “Principal Risks of Investing in the Portfolio” sections of the Prospectus and the “Investment Strategies and Risks—Recent Events” and “Investment Strategies and Risks—Terrorism, War, Natural Disaster and Epidemic Risk” sections of the SAI.

21.

Comment: In the section captioned “Trust I Portfolio Fundamental Policies,” the footnote to restriction number 2 regarding diversification states that Portfolio “expects that it will act as a diversified portfolio under the 1940 Act, although it has the ability to act as a non-diversified Portfolio.” Please explain supplementally what is meant by this footnote.

Response: The Registrant notes that the Portfolio’s previous subadviser managed the Portfolio as a non-diversified fund, whereas the Portfolio’s current subadviser intends to manage the Portfolio as a diversified fund. The Registrant further notes that, pursuant to Rule 13a-1 under the 1940 Act, a non-diversified fund that acts as a diversified fund may change its subclassification from diversified back to non-diversified (a “Change”) without a shareholder vote if the Change occurs under the circumstances set forth in Rule 13a-1, including that the fund has not continuously operated as diversified for three years prior to the Change. The above-referenced disclosure is intended to indicate that although the Portfolio expects to operate as a diversified fund, the Portfolio retains the ability to act as a non-diversified fund, consistent with Rule 13a-1. The Registrant acknowledges that, in accordance with Rule 13a-1, to the extent the Portfolio acts as a diversified fund continuously for three years, after that time it would no longer be permitted to make a Change without a shareholder vote. The Registrant has revised the Portfolio’s disclosure in response to this comment as shown below.

As of May 1, 2020, Loomis Sayles Growth Portfolio expects that it will act as a diversified portfolio under the 1940 Act, although it has the ability to act as a non-diversified Portfolio, to the extent consistent with Rule 13a-1.

22.

Comment: In the “Management of the Trusts—Qualifications of the Trustees” section, please describe each Trustee’s qualifications individually, rather than providing an overall description of the Trustees’ collective qualifications.

Response: Item 17(b)(10) of Form N-1A provides, in relevant part, “[f]or each director, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time the disclosure is made, in light of the Fund’s business and structure.” The Registrant respectfully submits that the existing SAI disclosure is responsive to this requirement.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Andrew Gangolf, Esq.
Michael Lawlor, Esq.
Brian D. McCabe, Esq.
Jeremy C. Smith, Esq.